SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-14491

TIM S.A.

(Exact name of registrant as specified in its charter)

TIM Inc.

(Translation of registrant’s name into English)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor

22775-057 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 33 300 324 631

NOTICE TO THE MARKET

Filing of annual report on Form 20-F for the year ended in December 31, 2020

TIM S.A. (“Company”) (B3:TIMS3) (NYSE:TIMB) hereby informs its shareholders and the market in general that it has filed its 2019 annual report (“Form 20-F”) for the calendar year ended December 31, 2020 with the U.S. Securities and Exchange Commission (“SEC”).

The Form 20-F is available for download on the Company's Investor Relations website, www.tim.com.br/ir, and, in addition, shareholders may receive a hard copy of the Form 20-F and the complete financial statements, free of charge, by requesting in the following channels: by telephone (+55 21) 4109-4167 or by email ri@timbrasil.com.br.

Any further information regarding the Form 20-F can be obtained by contacting the Investor Relations Team and/or Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of TIM S.A. through the channels indicated above.

Rio de Janeiro, April 30, 2021.

TIM S.A.

Adrian Calaza

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date:	April 30, 2021	By:	/s/ Adrian Calaza
			Name:	Adrian Calaza
			Title:	Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.